Report of Independent Registered Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in the accompanying
Management Statement Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940, that The Dreyfus/Laurel Funds,
Inc. (the "Company"), which is comprised of Dreyfus Core Equity Fund,
Dreyfus Small Cap Fund, Dreyfus Bond Market Index Fund, Dreyfus
AMT-Free Municipal Reserves, Dreyfus Disciplined Stock Fund, Dreyfus
U.S. Treasury Reserves, Dreyfus Money Market Reserves, Dreyfus BASIC
S&P 500 Index Fund, Dreyfus Tax Managed Growth Fund, and Dreyfus
Strategic Income Fund (collectively the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2012 and from May 31, 2012 through
June 30, 2012 with respect to securities reflected in the investment accounts of the Funds.  Management is responsible for the Funds'
compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the
Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of June 30, 2012 and, with respect to agreement of security purchases and sales, for the period from May 31,
2012 (the date of our last examination) through June 30, 2012:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located in the vault of the
Custodian in New York City;
4.	Reconciliation between the Funds' accounting records and the Custodian's records as of June 30, 2012;
5.       	Agreement of pending purchase activity for the Funds as of
June 30, 2012 to documentation of corresponding subsequent bank statements;
6.	Agreement of pending sale activity for the Funds as of June 30, 2012 to documentation of corresponding subsequent bank statements;
7.	Agreement of five purchases and five sales from the period from May 31,
2012 (the date of our last examination) through June 30, 2012 from the books and records of the Company to the bank statements noting that they had been accurately recorded and subsequently settled;
8.	Review of the BNY Mellon Global Asset Servicing Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SOC 1 Report") for the period July 1, 2011 to June 30, 2012 and noted no relevant findings were reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2012 and from May 31, 2012 through June 30, 2012, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
September 21, 2012

September 21, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Core Equity Fund, Dreyfus Small Cap Fund, Dreyfus Bond Market Index Fund, Dreyfus AMT-Free Municipal Reserves, Dreyfus Disciplined Stock Fund, Dreyfus U.S. Treasury Reserves, Dreyfus Money Market Reserves, Dreyfus BASIC S&P 500 Index Fund, Dreyfus Tax Managed Growth Fund, and Dreyfus Strategic Income Fund, each a series of The Dreyfus/Laurel Funds, Inc. (collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2012 and from May 31, 2012 through June 30, 2012.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2012 and from May 31, 2012 through June 30, 2012 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer

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